Filed Pursuant to Rule 424(b)(3)
Registration No. 333-85646

Pricing Supplement to the Prospectus dated July 1, 2002
and the Prospectus Supplement dated September 17, 2004

$10,000,000

BARCLAYS BANK PLC

Medium-Term Notes, Series A, No. I-002
Principal Protected Notes due July 27, 2015
Linked to the Change in the Consumer Price Index

Issuer:	Barclays Bank PLC
Issue Date:	July 25, 2005
Maturity Date:	July 27, 2015
Coupon:	We will not pay you interest during the term of the Notes.
Consumer Price Index (CPI):	The Consumer Price Index is the “Non-Seasonally Adjusted U.S. City Average All Items Consumer Price Index for All Urban Customers (CPI-U)” published by the Bureau of Labor Statistics of the U.S. Department of Labor, as displayed on Bloomberg as the “CPURNSA Index”
Payment at Maturity:	At maturity, you will receive the full principal amount of your Notes plus the index return. If the index return is zero or negative, you will still receive the full principal amount of your Notes.
Index Return:	The index return per $1,000 principal amount of Notes equals $1,000 times the participation rate times the CPI performance.
Participation Rate:	190%
CPI Performance:	The change in the CPI, which will be measured by comparing the CPI as computed on July 27, 2015 (the “Final CPI Value”) to the CPI as computed on July 12, 2005 (the “Initial CPI Value”) and expressing the difference in percentage terms:
(Final CPI Value / Initial CPI Value) – 1
Final CPI Value:	The CPI as computed on July 27, 2015, which will be the weighted average of the CPI as reported in April 2015 and May 2015, with the April 2015 CPI representing 16.12903% of the Final CPI Value and the May 2015 CPI representing 83.87097% of the Final CPI Value.
Initial CPI Value:	194.44516
Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.
CUSIP:	06738CFE4

See “Risk Factors” beginning on page PS-5 of this pricing supplement for risks relating to an investment in the Notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

We may use this pricing supplement in the initial sale of Notes. In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market resale transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

The Notes are not deposit liabilities of Barclays Bank PLC and are not insured by the United States Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

			Proceeds to
	Price to Public	Agent’s Commissions	Barclays Bank PLC

Per Note	100.00%	00.30%	99.70%
Total	$10,000,000	$30,000	$9,970,000

Barclays Capital

Pricing Supplement dated July 12, 2005

TABLE OF CONTENTS

PRICING SUPPLEMENT

PRICING SUPPLEMENT SUMMARY	PS-1
RISK FACTORS	PS-5
THE CONSUMER PRICE INDEX	PS-6
VALUATION OF THE NOTES	PS-7
SPECIFIC TERMS OF THE NOTES	PS-8
USE OF PROCEEDS AND HEDGING	PS-11
CAPITALIZATION OF BARCLAYS BANK PLC	PS-12
SUPPLEMENTAL TAX CONSIDERATIONS	PS-13
SUPPLEMENTAL PLAN OF DISTRIBUTION	PS-14

PROSPECTUS SUPPLEMENT

THE BARCLAYS BANK GROUP	S-1
USE OF PROCEEDS	S-1
DESCRIPTION OF MEDIUM-TERM NOTES	S-1
FORM, DENOMINATION AND LEGAL OWNERSHIP OF NOTES	S-5
PAYMENT AND PAYING AGENTS	S-5
RISK FACTORS RELATING TO INDEXED NOTES	S-9
RISK FACTORS RELATING TO NOTES DENOMINATED OR PAYABLE IN OR LINKED TO A NON-U.S. DOLLAR CURRENCY	S-11
TAX CONSIDERATIONS	S-13
EMPLOYEE RETIREMENT INCOME SECURITY ACT	S-24
PLAN OF DISTRIBUTION	S-24
VALIDITY OF SECURITIES	S-26

PROSPECTUS

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE	3
PRESENTATION OF FINANCIAL INFORMATION	3
THE BARCLAYS BANK GROUP	3
USE OF PROCEEDS	3
RATIOS OF EARNING TO FIXED CHARGES AND PREFERENCE SHARE DIVIDENDS AND OTHER APPROPRIATIONS	3
CAPITALIZATION AND INDEBTEDNESS	5
DESCRIPTION OF DEBT SECURITIES	6
DESCRIPTION OF PREFERENCE SHARES	26
DESCRIPTION OF AMERICAN DEPOSITARY RECEIPTS	31
DESCRIPTION OF SHARE CAPITAL	36
TAX CONSIDERATIONS	38
PLAN OF DISTRIBUTION	51
SERVICE OF PROCESS AND ENFORCEMENT OF LIABILITIES	53
WHERE YOU CAN FIND MORE INFORMATION	53
FURTHER INFORMATION	54
VALIDITY OF SECURITIES	54
EXPERTS	54
EXPENSES OF ISSUANCE AND DISTRIBUTION	54

PRICING SUPPLEMENT SUMMARY

The following is a summary of terms of the Notes, as well as a discussion of risks and other considerations you should take into account when deciding whether to invest in the Notes. The information in this section is qualified in its entirety by the more detailed explanations set forth elsewhere in this pricing supplement and the accompanying prospectus and prospectus supplement. References to the “prospectus” mean our accompanying prospectus, dated July 1, 2002, and references to the “prospectus supplement” mean our accompanying prospectus supplement, dated September 17, 2004, which supplements the prospectus.

This section summarizes the following aspects of the Notes:

•	What are the Notes and how do they work?
•	What are some of the risks of the Notes?
•	Is this the right investment for you?
•	What are the tax consequences?
•	How do the Notes perform at maturity?

What Are the Notes and How Do They Work?

The Notes are medium-term notes issued by Barclays Bank PLC, offering full principal protection at maturity. The return on the Notes is linked to the performance of the Consumer Price Index (the “CPI”).

At maturity, you will receive the full principal amount of your Notes plus the index return. If the index return is zero or negative, you will still receive the full principal amount of your Notes.

The index return per $1,000 principal amount of Notes equals $1,000 times the participation rate (190%) times the CPI performance.

The CPI performance is equal to the change in the CPI, which will be measured by comparing the Final CPI Value to the Initial CPI Value and expressing the difference in percentage terms:

(Final CPI Value / Initial CPI Value) – 1

The Final CPI Value is the CPI as computed on July 27, 2015, which will be the weighted average of the CPI as reported in April 2015 and May 2015, with the April 2015 CPI representing 16.12903% of the Final CPI Value and the May 2015 CPI representing 83.87097% of the Final CPI Value. The Initial CPI Value will be 194.44516.

We will not pay you interest during the term of the Notes.

See “Pricing Supplement Summary – How Do the Notes Perform at Maturity?” and “Specific Terms of the Notes” in this pricing supplement.

What Are Some of the Risks of the Notes?

An investment in the Notes involves risks. Some of these risks are summarized here, but we urge you to read the more detailed explanation of risks in “Risk Factors” in this pricing supplement.

•	Market risks – The return on the Notes, if any, is linked to the CPI, and will depend on whether, and the extent to which, the change in the CPI is positive.
•	Liquidity – There may be little or no secondary market for the Notes. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to engage in limited purchase and resale transactions. If they do, however, they are not required to do so and may stop at any time. You should be willing to hold the Notes to maturity.
•	No Interest Payments – You will not receive any periodic interest payments on the Notes.
•	No Principal Protection Unless You Hold the Notes at Maturity – You will be entitled to receive at least the full principal amount of your Notes only if you hold your Notes to maturity. The market value of the Notes may fluctuate between the date you purchase them and the final valuation date. You should be willing to hold your Notes to maturity.

Is This the Right Investment for You?

The Notes may be the right investment for you if:

•	You are willing to hold the Notes to maturity.
•	You seek an investment with a return linked to the CPI.
•	You believe the CPI will increase during the term of the Notes.
•	You seek an investment that offers principal protection on the Notes when held to maturity.

•	You do not seek current income from this investment.

The Notes may not be the right investment for you if:

•	You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities issued by companies with comparable credit ratings.
•	You believe the CPI will decline during the term of the Notes.
•	You are unable or unwilling to hold the Notes to maturity.
•	You seek current income from your investment.
•	You seek an investment for which there will be an active secondary market.

What Are the Tax Consequences?

In the opinion of our counsel, Sullivan & Cromwell LLP, the Notes will be treated as a single debt instrument subject to special rules governing contingent debt instruments for United States federal income tax purposes. Additionally, pursuant to the terms of the Notes, Barclays Bank PLC and you agree, in the absence of an administrative or judicial ruling to the contrary, to characterize the Notes for tax purposes as a debt instrument subject to these special rules. As a result, if you are a U.S. holder, even though we will only make interest payments (if any) on your Note at maturity, you will generally be required to take into income an amount of interest for each accrual period determined by constructing a projected payment schedule for your Note and applying rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule. These rules will generally have the effect of requiring you to include such amounts in income in respect of your Note prior to your receipt of cash attributable to such income.

For a more complete discussion of the United States federal income tax consequences of your investment in the Notes, please see the discussion under “Supplemental Tax Considerations – Supplemental U.S. Tax Considerations” in this pricing supplement.

How Do the Notes Perform at Maturity?

Set forth below is an explanation of the steps necessary to calculate the payment on the notes at maturity.

Step 1: Calculate the CPI performance

The CPI performance represents the change in the CPI, which will be measured by comparing the Final CPI Value to the Initial CPI Value and expressing the difference in percentage terms:

(Final CPI Value / Initial CPI Value) – 1

The Final CPI Value is the CPI as computed on July 27, 2015, which will be the weighted average of the CPI as reported in April 2015 and May 2015, with the April 2015 CPI representing 16.12903% of the Final CPI Value and the May 2015 CPI representing 83.87097% of the Final CPI Value. The Initial CPI Value will be 194.44516.

Step 2: Determine the index return

The index return per $1,000 principal amount of Notes equals $1,000 times the participation rate (190%) times the CPI performance.

Step 3: Calculate payment at maturity

At maturity, you will receive the full principal amount of your Notes plus the index return.

If the index return is zero or negative, you will still receive the full principal amount of your Notes.

Hypothetical Examples*
Assumptions:

Initial Investment:	$1,000.00

Principal Protection:	100%at maturity

Initial CPIValue:	194.44516

_____________________________
*CPI values used in examples have been rounded for ease of reference.

Example 1 – The CPI performance is positive

In this example, the Final CPI Value is equal to 228.28, above the Initial CPI Value of 194.44516. This will result in a payment of 100% of the principal amount plus the index return regardless of whether the CPI has been below the Initial CPI Value prior to the maturity date.

Step 1: Calculate the CPI performance.

CPI Performance = (228.28/194.44516) – 1 = 17.40%

Step 2: Calculate the index return.

Index Return = $1,000 x 190.00% x 17.40 = $330.60

Step 3: Calculate payment at maturity.

Payment at Maturity = $1,000 + $330.60 = $1,330.60

33.06% Return on Investment

Example 2 – The CPI performance is negative.

In this example, the Final CPI Value is equal to 174.03, below the Initial CPI Value of 194.44516. This will result in a payment of only 100% of the principal amount regardless of whether the CPI has been above the Initial CPI Value prior to the maturity date.

Step 1: Calculate the actual performance.

Actual Performance = (174.03/194.44516) – 1 = –10.50%

Step 2: Calculate the index return.

Index Return = $1,000 x 190% x –10.50% = $–199.50

Step 3: Calculate payment at maturity.

Since the index return is negative, it will not be included in the calculation of payment at maturity.

Payment at Maturity = $1,000

0.00% Return on Investment

Return Profile at Maturity

The table set forth below shows the hypothetical return on a $1,000 investment in the Notes based upon CPI performance, expressed as percentage, ranging from 20% to –20%.

	CPI		Payment at	Return on
CPI*	Performance	Index Return	Maturity	Investment

233.33	20.00%	$380.00	$1,380.00	38.00%
229.45	18.00%	$342.00	$1,342.00	34.20%
225.56	16.00%	$304.00	$1,304.00	30.40%
221.67	14.00%	$266.00	$1,266.00	26.60%
217.78	12.00%	$228.00	$1,228.00	22.80%
213.89	10.00%	$190.00	$1,190.00	19.00%
210.00	8.00%	$152.00	$1,152.00	15.20%
206.11	6.00%	$114.00	$1,114.00	11.40%
202.22	4.00%	$76.00	$1,076.00	7.60%
198.33	2.00%	$38.00	$1,038.00	3.80%
194.45	0.00%	$0.00	$1,000.00	0.00%
190.56	–2.00%	$0.00	$1,000.00	0.00%
186.67	–4.00%	$0.00	$1,000.00	0.00%
182.78	–6.00%	$0.00	$1,000.00	0.00%
178.89	–8.00%	$0.00	$1,000.00	0.00%
175.00	–10.00%	$0.00	$1,000.00	0.00%
171.11	–12.00%	$0.00	$1,000.00	0.00%
167.22	–14.00%	$0.00	$1,000.00	0.00%
163.33	–16.00%	$0.00	$1,000.00	0.00%
159.45	–18.00%	$0.00	$1,000.00	0.00%
155.56	–20.00%	$0.00	$1,000.00	0.00%

* CPI values have been rounded for ease of reference.

RISK FACTORS

The Notes are not secured debt and are riskier than ordinary unsecured debt securities. The return on the Notes is linked to the changes in the CPI multiplied by a participation rate of 190%. See “The Consumer Price Index” for more information.

This section describes the most significant risks relating to the Notes. We urge you to read the following information about these risks, together with the other information in this pricing supplement and the accompanying prospectus and prospectus supplement, before investing in the Notes.

The Notes are Intended to Be Held to Maturity. Your Principal is Protected Only if You Hold Your Notes to Maturity.

You will receive at least the minimum payment of 100% of the principal amount of your Notes if you hold your Notes to maturity. If you sell your Notes in the secondary market prior to maturity, you will not receive principal protection or any minimum total return on the portion of your Notes sold. You should be willing to hold your Notes to maturity.

The CPI May Be Discontinued; The Manner in which the CPI is Calculated May Change in the Future

There can be no assurances that the CPI will not be discontinued or that the Bureau of Labor Statistics of the U.S. Labor Department will not change the method by which it calculates the CPI. Changes in which the CPI is calculated could reduce the level of the CPI and, as a consequence, potentially change the index return on the Notes. As a consequence, the index return on the Notes, and the value of the Notes, may be reduced if the method of calculating the CPI is modified. In addition, if the CPI is discontinued or substantially altered, a substitute index may be employed to calculate the interest payable on the Notes, as described in “Specific Terms of the Notes – Discontinuance of the CPI or Alteration of the Method of Calculation”. Such substitution may adversely affect the value of the Notes. We have no control over the way the CPI is calculated.

Historical Levels of the CPI Are Not an Indication of the Future Levels of the CPI

The historical levels of the CPI, as described in “The Consumer Price Index - Historical CPI Levels”, are not an indication of the future levels of the CPI. In the past, the CPI has experienced periods of volatility and such volatility may occur again in the future. Past fluctuations and trends in the CPI are not necessarily indicative of fluctuations or trends that may occur in the future.

The Market Value of the Notes May Be Influenced by Many Unpredictable Factors

The market value of your Notes may fluctuate between the date you purchase them and maturity. Several factors, many of which are beyond our control, will influence the market value of the Notes, including the following:

•	the time remaining to the maturity of the Notes;
•	supply and demand for the Notes;
•	the general interest rate and inflation environment;
•	economic, financial, political, regulatory or judicial events that affect the financial markets generally and which may affect the level of the CPI; or
•	the creditworthiness of Barclays Bank PLC.

These factors interrelate in complex ways, and the effect of one factor on the market value of your Notes may offset or enhance the effect of another factor.

There May Not Be an Active Trading Market in the Notes

You should be willing to hold your Notes until maturity. There may be little or no secondary market for the Notes. The Notes will not be listed or displayed on any securities exchange, the Nasdaq National Market System or any electronic communications network. There can be no assurance that a secondary market for the Notes will develop. We and other affiliates of us intend to make a market for the Notes, although we are not required to do so and may stop any such market-making activities at any time. Even if a secondary market for the Notes develops, it may not provide significant liquidity or trade at prices advantageous to you.

Our Hedging Activities May Impair the Market Value of the Notes

As described below under “Use of Proceeds and Hedging” in this pricing supplement, we or one or more affiliates may carry out hedging activities that minimize our risks related to the Notes, including trading in instruments linked to the CPI. In particular, on or prior to the date of this Pricing Supplement, we, through our affiliates, hedged our anticipated exposure in connection with the Notes by taking positions in inflation-linked United States treasury bonds and/or other instruments that we deemed appropriate in connection with such hedging. Although they are not expected to, any of these hedging activities may adversely affect the market price of the Notes. It is possible that we or one or more of our affiliates could receive substantial returns from these hedging activities while the market value of the Notes declines.

There Are No Security Interests in the Notes or Other Financial Instruments Held By Barclays Bank PLC

The indenture governing the Notes does not contain any restrictions on our ability or the ability of any of our affiliates to sell, pledge or otherwise convey all or any portion of the securities or other instruments acquired by us or our affiliates. Neither we nor any of our affiliates will pledge or otherwise hold those securities or other instruments for the benefit of holders of the Notes. Consequently, in the event of a bankruptcy, insolvency or liquidation involving us, any of those securities or instruments that we own will be subject to the claims of our creditors generally and will not be available specifically for the benefit of the holders of the Notes.

There Are Potential Conflicts of Interest Between You and the Calculation Agent

Initially, Barclays Bank PLC will serve as the calculation agent. The calculation agent will, among other things, make determinations regarding CPI Performance and the amount payable in respect of your Notes on the maturity date. For a fuller description of the calculation agent’s role, see “Specific Terms of the Notes – Role of Calculation Agent” in this pricing supplement. The calculation agent will exercise its judgment when performing its functions. For example, if the CPI is discontinued or the manner in which the CPI is calculated is substantially altered, the calculation agent may be required to choose a substitute index. Since this determination by the calculation agent may affect the market value of the Notes, the calculation agent may have a conflict of interest if it needs to make any such decision.

THE CONSUMER PRICE INDEX

The consumer price index, or the CPI, is the non-seasonally adjusted U.S. City Average All Items Consumer Price Index published monthly by the Bureau of Labor Statistics of the U.S. Department of Labor. The Bureau of Labor Statistics makes the majority of its consumer price index data and press releases publicly available immediately at the time of release. This material may be accessed electronically by means of the Bureau of Labor Statistics’ home page on the Internet at http://www.bls.gov.

According to publicly available information, the CPI is a measure of the average change in consumer prices over time in a fixed market basket of goods and services, including food, clothing, shelter, fuels, transportation, drugs and charges for the services of doctors and dentists. User fees (such as water and sewer service) and sales and excise taxes paid by the consumer are included in determining consumer prices. Income taxes and investment items such as stocks, bonds and life insurance are not included. The CPI includes expenditures by urban wage earners and clerical workers, professional, managerial and technical workers, the self-employed, short-term workers, the unemployed, retirees and others not in the labor force. In calculating the CPI, price changes for the various items are averaged together with weights that represent their significance in the spending of urban households in the United States. The contents of the market basket of goods and services and the weights assigned to the various items are updated periodically to take into account changes in consumer expenditure patterns. The CPI is expressed in relative terms based on a reference period for which the level is set at 100. At present, the base reference period used by the Bureau of Labor Statistics is 1982-1984. Because the CPI for the 1982-1984 reference period is 100, an increase in the price of the fixed market basket of goods and services of 16.5 percent from that period would be shown as 116.5.

The Bureau of Labor Statistics has made numerous technical and methodological changes to the CPI, and is likely to continue to do so. Examples of recent methodological changes include:

•	the use of regression models to adjust for improvements in the quality of various goods (televisions, personal computers, etc.);
•	the introduction of geometric averages to account for consumer substitution within consumer price index categories; and
•	changing the housing/shelter formula to increase rental equivalence estimation.

Similar changes in the future could reduce the level of the CPI.

Historical CPI Levels

The following tables sets forth CPI levels and CPI performance for the dates indicated in 2001, 2002, 2003, 2004 and 2005. The historical CPI levels should not be taken as an indication of future levels.

	2001		2002		2003		2004		2005

	Level*	Growth**	Level*	Growth**	Level*	Growth**	Level*	Growth**	Level*	Growth**

January	175.1	3.73%	177.1	1.14%	181.7	2.60%	185.2	1.93%	190.7	2.97%
February	175.8	3.53%	177.8	1.14%	183.1	2.98%	186.2	1.69%	191.8	3.01%
March	176.2	2.92%	178.8	1.48%	184.2	3.02%	187.4	1.74%	193.3	3.15%
April	176.9	3.27%	179.8	1.64%	183.8	2.23%	188.0	2.29%	194.6	3.51%
May	177.7	3.62%	179.8	1.18%	183.5	2.06%	189.1	3.05%	194.4	2.80%
June	178.0	3.25%	179.9	1.07%	183.7	2.11%	189.7	3.27%	194.5	2.53%
July	177.5	2.72%	180.1	1.46%	183.9	2.11%	189.4	2.99%	—	—
August	177.5	2.72%	180.7	1.80%	184.6	2.16%	189.5	2.65%	—	—
September	178.3	2.65%	181.0	1.51%	185.2	2.32%	189.9	2.54%	—	—
October	177.7	2.13%	181.3	2.03%	185.0	2.04%	190.9	3.19%	—	—
November	177.4	1.90%	181.3	2.20%	184.5	1.77%	191.0	3.52%	—	—
December	176.7	1.55%	180.9	2.38%	184.3	1.88%	190.3	3.26%	—	—

Source: Bureau of Labor Statistics website.
*	CPI values have been rounded for ease of reference.
**	Growth means the annual percentage change in the level of the CPI

VALUATION OF THE NOTES

At Maturity

At maturity, you will receive the full principal amount of your Notes plus the index return. If the index return is zero or negative, you will still receive the full principal amount of your Notes.

The index return per $1,000 principal amount of Notes equals $1,000 times the participation rate (190%) times the CPI performance.

The CPI performance is equal to the change in the CPI, which will measured by comparing the Final CPI Value to the Initial CPI Value and expressing the difference in percentage terms:

(Final CPI Value / Initial CPI Value) - 1

The Final CPI Value is the CPI as computed on July 27, 2015, which will be the weighted average of the CPI as reported in April 2015 and May 2015, with the April 2015 CPI representing 16.12903% of the Final CPI Value and the May 2015 CPI representing 83.87097% of the Final CPI Value. The Initial CPI Value will be 194.44516.

Prior to Maturity

The market value of the Notes will be affected by several factors, many of which are beyond our control. We expect that, generally, the CPI will affect the market value of the Notes more than any other single factor. Other factors that may influence the market value of the Notes include, but are not limited to, supply and demand for the Notes, the volatility of the CPI, the perceived creditworthiness of Barclays Bank PLC and other economic conditions. See “Risk Factors” in this pricing supplement for a discussion of the factors that may influence the market value of the Notes prior to maturity.

SPECIFIC TERMS OF THE NOTES

In this section, references to “holders” mean those who own the Notes registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in the Notes registered in street name or in the Notes issued in book-entry form through The Depository Trust Company or another depositary. Owners of beneficial interests in the Notes should read the section entitled “Form, Denomination and Legal Ownership of Notes” in the accompanying prospectus supplement and “Description of Debt Securities – Legal Ownership; Form of Debt Securities” in the accompanying prospectus.

The Notes are part of a series of debt securities entitled “Medium-Term Notes, Series A” (the “medium-term notes”) that we may issue under the indenture, dated September 16, 2004, between Barclays Bank PLC and The Bank of New York, as trustee, from time to time. This pricing supplement summarizes specific financial and other terms that apply to the Notes. Terms that apply generally to all medium-term notes are described in “Description of Medium-Term Notes” in the accompanying prospectus supplement. The terms described here (i.e., in this pricing supplement) supplement those described in the accompanying prospectus and prospectus supplement and, if the terms described here are inconsistent with those described in those documents, the terms described here are controlling.

Please note that the information about the price to public and net proceeds to Barclays Bank PLC on the front cover relates only to the initial sale of the Notes. If you have purchased the Notes in a purchase/resale transaction after the initial sale, information about the price and date of sale to you will be provided in a separate confirmation of sale.

We describe the terms of the Notes in more detail below.

Coupon

We will not pay you interest during the term of the Notes.

Denomination

We will offer the Notes in denominations of $1,000 and integral multiples thereof.

Payment at Maturity

At maturity, you will receive the full principal amount of your Notes plus the index return. If the index return is zero or negative, you will still receive the full principal amount of your Notes.

The index return per $1,000 principal amount of Notes equals $1,000 times the participation rate (190%) times the CPI performance.

The CPI performance is equal to the change in the CPI, which will measured by comparing the Final CPI Value to the Initial CPI Value and expressing the difference in percentage terms:

(Final CPI Value / Initial CPI Value) - 1

The Final CPI Value is the CPI as computed on July 27, 2015, which will be the weighted average of the CPI as reported in April 2015 and May 2015, with the April 2015 CPI representing 16.12903% of the Final CPI Value and the May 2015 CPI representing 83.87097% of the Final CPI Value. The Initial CPI Value will be 194.44516.

Maturity Date

If the maturity date stated on the cover of this pricing supplement is not a business day, in that case the maturity date will be the next following business day.

In the event that payment at maturity is deferred beyond the stated maturity date, penalty interest will not accrue or be payable with respect to that deferred payment.

Changes in the Base Reference Period

As discussed above, the CPI is expressed in relative terms based on a reference period for which the level is set at 100. The base reference period currently used by the Bureau of Labor Statistics is 1982 – 1984. An increase in the price of the fixed market basket of goods and services of 16.5 percent from that period would be shown as 116.5. The Bureau of Labor Statistics rebases the CPI on occasion. The CPI was last rebased in January 1988, prior to which the standard reference base was 1967 = 100. If the Bureau of Labor Statistics rebases the CPI during the time the Notes are outstanding, the calculation agent will continue to calculate inflation using 1982 – 1984 as the base reference period for so long as the current CPI continues to be published.

Any such conversion by the Bureau of Labor Statistics to a new reference base will not affect the measurement of the percent changes in a given index series from one time period to another, except for rounding differences. Rebasing might affect the published “headline” number often quoted in the financial press, but the inflation calculation for the Notes should not be adversely affected by any such rebasing because the CPI based on 1982 – 1984 will be calculated using the percentage changes of the rebased CPI.

Discontinuance of the CPI or Alteration in the Method of Calculation

If the CPI is not published while the Notes are outstanding because the CPI has been discontinued, or if the manner in which the CPI is calculated is substantially altered while the Notes are outstanding, a substitute index will be chosen to replace the CPI for the purpose of determining the amount payable on the Notes. The applicable index will be the substitute index chosen by the Secretary of the Treasury, pursuant to 62 Federal Register 846-874 (January 6, 1997). If no such securities are outstanding, the substitute index will be chosen by the calculation agent in good faith and in accordance with the general market practice prevailing at the time.

Default Amount on Acceleration

If an event of default occurs and the maturity of the Notes is accelerated, we will pay the default amount in respect of the principal of the Notes at maturity. We describe the default amount below under “Specific Terms of the Notes – Default Amount on Acceleration – Default Amount”.

For the purpose of determining whether the holders of our medium-term notes, of which the Notes are a part, are entitled to take any action under the indenture, we will treat the stated principal amount of each Note outstanding as the principal amount of that Note. Although the terms of the Notes may differ from those of the other medium-term notes, holders of specified percentages in principal amount of all medium-term notes, together in some cases with other series of our debt securities, will be able to take action affecting all the medium-term notes, including the Notes. This action may involve changing some of the terms that apply to the medium-term notes, accelerating the maturity of the medium-term notes after a default or waiving some of our obligations under the indenture. We discuss these matters in the attached prospectus under “Description of Debt Securities – Modification and Waiver” and “– Senior Events of Default; Subordinated Events of Default and Defaults; Limitations of Remedies”.

Default Amount

The default amount for the Notes on any day will be an amount, in U.S. Dollars for the principal of the Notes, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all our payment and other obligations with respect to the Notes as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to the Notes. That cost will equal:
•	the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking, plus
•	the reasonable expenses, including reasonable attorneys’ fees, incurred by the holders of the Notes in preparing any documentation necessary for this assumption or undertaking.

During the default quotation period for the Notes, which we describe below, the holders of the Notes and/or we may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest – or, if there is only one, the only – quotation obtained, and as to which notice is so given, during the default quotation period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two business days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.

Default Quotation Period

The default quotation period is the period beginning on the day the default amount first becomes due and ending on the third business day after that day, unless:

•	no quotation of the kind referred to above is obtained, or
•	every quotation of that kind obtained is objected to within five business days after the due date as described above.

If either of these two events occurs, the default quotation period will continue until the third business day after the first business day on which prompt notice of a quotation is given as described above. If that quotation is objected to as described above within five business days after that first business day, however, the default quotation period will continue as described in the prior sentence and this sentence.

In any event, if the default quotation period and the subsequent two business day objection period have not ended before the maturity date, then the default amount will equal the principal amount of the Notes.

Qualified Financial Institutions

For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America or Europe, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and rated either:

•	A-1 or higher by Standard & Poor’s, a division of the McGraw-Hill Companies, Inc., or any successor, or any other comparable rating then used by that rating agency, or
•	P-1 or higher by Moody’s Investors Service, Inc. or any successor, or any other comparable rating then used by that rating agency.

Manner of Payment and Delivery

Any payment or delivery on the Notes at maturity will be made to accounts designated by you and approved by us, or at the office of the trustee in New York City, but only when the Notes are surrendered to the trustee at that office. We also may make any payment or delivery in accordance with the applicable procedures of the depositary.

Business Day

When we refer to a business day with respect to the Notes, we mean a day that is a business day of the kind described in the attached prospectus supplement.

Modified Business Day

Any payment on the Notes that would otherwise be due on a day that is not a business day may instead be paid on the next day that is a business day, with the same effect as if paid on the original due date.

Role of Calculation Agent

Barclays Bank PLC will serve as the calculation agent. The calculation agent will make all determinations regarding the value of the Notes at maturity, the CPI performance, the index return and the amount payable in respect of your Notes. Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent. You will not be entitled to any compensation from us for any loss suffered as a result of any of the above determinations by the calculation agent. If the CPI is discontinued or the way in which the CPI is calculated is substantially altered, the calculation agent may be required to choose a substitute index; see “Specific Terms of the Notes – Discontinuance of the CPI or Alteration in the Method of Calculation” in this pricing supplement. Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent. You will not be entitled to any compensation from us for any loss suffered as a result of any of the above determinations by the calculation agent.

Any calculations made for any payments with respect to the Notes will be rounded to the 5th nearest decimal place.

USE OF PROCEEDS AND HEDGING

We will use the net proceeds we receive from the sale of the Notes for the purposes we describe in the attached prospectus supplement under “Use of Proceeds.” We or our affiliates may also use those proceeds in transactions intended to hedge our obligations under the Notes as described below.

In anticipation of the sale of the Notes, we or our affiliates expect to enter into hedging transactions involving purchases of inflation-linked United States treasury bonds and/or other inflation-linked instruments that we deem appropriate in connection with such hedging. From time to time, we or our affiliates may enter into additional hedging transactions or unwind those we have entered into.

We or our affiliates may acquire a long or short position in securities similar to the Notes from time to time and may, in our or their sole discretion, hold or resell those securities.

We or our affiliates may close out our or their hedge on or before the maturity date stated on the cover of this pricing supplement. That step may involve sales or purchases of inflation-linked United States treasury bonds and/or other inflation-linked instruments designed to track the performance of the CPI or other similar indexes.

The hedging activity discussed above may adversely affect the market value of the Notes from time to time. See “Risk Factors” in this pricing supplement for a discussion of these adverse effects.

Please note that the firm named as the calculation agent in this pricing supplement is the firm serving in that role as of the original issue date of the Notes. We may change the calculation agent after the original issue date of the Notes without notice.

CAPITALIZATION OF BARCLAYS BANK PLC

The following table sets out our authorized and issued share capital and shareholders’ funds and indebtedness and contingent liabilities as at December 31, 2004. The figures set out in the table below were extracted from our audited financial statements for the year ended December 31, 2004, which were prepared in accordance with generally accepted accounting principles in the United Kingdom. We will prepare our financial statements for periods subsequent to December 31, 2004 in accordance with International Financial Reporting Standards.

As of December 31, 2004

‘000
Share capital of Barclays Bank PLC
Authorized ordinary share capital – shares of £1 each	3,000,000
Authorized preference share capital – shares of $0.01 each(1)	150,000
Authorized preference share capital – shares of $100 each(2)	—
Authorized preference share capital – shares of A100 each	400
Authorized preference share capital – shares of £1 each	1
Authorized preference share capital – shares of £100 each(3)	—
Ordinary shares – issued and fully paid shares of £1 each	2,309,361
Preference shares – issued and fully paid shares of $0.01 each	—
Preference shares – issued and fully paid shares of $100 each(2)	—
Preference shares – issued and fully paid shares of A100 each(4)	100
Preference shares – issued and fully paid shares of £1 each(5)	1
Preference shares – issued and fully paid shares of £100 each(3)	—
£ million
Group shareholders’ funds
Called up share capital	2,316
Share premium(6)	6,531
Revaluation reserve	24
Profit and loss account	9,400

Total shareholders’ funds – equity and non-equity	18,271

Group indebtedness
Loan capital
Undated loan capital – non-convertible	6,149
Dated loan capital – convertible to preference shares	15
Dated loan capital – non-convertible(7)	6,113
Debt securities in issue(8)	67,806

Total indebtedness	80,083

Total capitalisation and indebtedness	98,354

Group contingent liabilities
Acceptances and endorsements	303
Guarantees and assets pledged as collateral security	30,011
Other contingent liabilities	8,245

(1)	On June 1, 2005, we consolidated the 150,000,000 preference shares of $0.01 into 6,000,000 preference shares of $0.25 each, and authorized a further 74,000,000 of such shares.
(2)	On June 1, 2005, we authorized 400,000 preference shares of $100 each. On June 8, 2005, we issued 100,000 of such shares at an issue price of $10,000 per share.
(3)	On June 1, 2005, we authorized 400,000 preference shares of £100 each. On June 22, 2005, we issued 75,000 of such shares at an issue price of £9,956.20 per share.
(4)	On March 15, 2005, we issued 140,000 preference shares of Euro 100 each at an issue price of Euro 9,911.80 per share.
(5)	This figure reflects 1,000 preference shares of £1 each issued by us to Barclays PLC on December 31, 2004.
(6)	As a result of the issue of the preference shares referred to in footnotes 2, 3 and 4, share premium has increased by approximately £2.2 billion (using, for non-sterling issues, the exchange rate prevailing at the date of issue of such shares).
(7)	On February 23, 2005, we issued $150,000,000 4.75% Fixed Rate Subordinated Notes due 2015. On February 25, 2005, we issued $1,500,000,000 Callable Floating Rate Subordinated Notes due 2015. On April 15, 2005, Euro 115 million Floating Rate Subordinated Notes due 2005 matured and on April 25, 2005 Euro 300 Million Floating Rate Subordinated Notes due 2005 matured. On June 1, 2005, we issued $75,000,000 4.38% Fixed Rate Subordinated Notes due 2015.
(8)	On the basis of our internal unaudited IFRS figures, the amount of debt securities in issue increased from £81 billion to approximately £95 billion between January 1, 2005 and May 31, 2005. This represents an increase of approximately 18%.

SUPPLEMENTAL TAX CONSIDERATIONS

The following is a general description of certain United States tax considerations relating to the Notes. It does not purport to be a complete analysis of all tax considerations relating to the Notes. Prospective purchasers of the Notes should consult their tax advisers as to the consequences under the tax laws of the country of which they are resident for tax purposes and the tax laws of the United Kingdom and the United States of acquiring, holding and disposing of the Notes and receiving payments of interest, principal and/or other amounts under the Notes. This summary is based upon the law as in effect on the date of this pricing supplement and is subject to any change in law that may take effect after such date.

Supplemental U.S. Tax Considerations

The following section supplements the discussion of United States federal income taxation in the accompanying prospectus. The following section is the opinion of Sullivan & Cromwell LLP, counsel to Barclays Bank PLC. It applies to you only if you are a U.S. Holder (as defined below), you acquire your Note in the offering at the offering price and you hold your Note as a capital asset for tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies;
•	a trader in securities that elects to use a mark- to-market method of accounting for your securities holdings;
•	a bank;
•	a life insurance company;
•	a tax-exempt organization;
•	a partnership or other pass-through entity;
•	a person that owns a note as a hedge or that is hedged against interest rate risks;
•	a person that owns a note as part of a straddle or conversion transaction for tax purposes; or
•	a U.S. holder (as defined below) whose functional currency for tax purposes is not the U.S. dollar.

This section is based on the United States Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

You should consult your tax advisor concerning the United States federal income tax and other tax consequences of your investment in the Notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

This section describes the tax consequences to a U.S. holder. You are a U.S. holder if you are a beneficial owner of a Note and you are for United States federal income tax purposes:

•	a citizen or resident of the United States;
•	a domestic corporation;
•	an estate whose income is subject to United States federal income tax regardless of its source; or
•	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

If you are not a U.S. holder, this section does not apply to you.

In the opinion of Sullivan & Cromwell LLP, your Note will be treated as a debt instrument subject to special rules governing contingent payment obligations for United States federal income tax purposes (the “Contingent Debt Rules”). The terms of your Note require you and us (in the absence of an administrative determination or a judicial ruling to the contrary) to treat your Note for all tax purposes as a debt instrument subject to the Contingent Debt Rules. By purchasing your Notes, you agree to these terms.

Under the Contingent Debt Rules, even though we will only make interest payments (if any) on the Note at maturity, you will be required to take into income an amount of interest for each accrual period determined by constructing a projected payment schedule for your Note and applying rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule. This method is applied by first determining the yield at which we would issue a noncontingent fixed-rate debt instrument with terms and conditions similar to your note (the “comparable yield”) and then determining as of the issue date a payment schedule that would produce the comparable yield. These rules will generally have the effect of requiring you to include amounts in income in respect of your note prior to your receipt of cash attributable to such income.

We have determined that the comparable yield is 4.60% per annum, compounded annually. We have also determined that the projected payment for the Notes, per $1,000 of principal amount, at the maturity date is $567.89, or $1,567.89 for each Note (which includes the stated principal amount of the Note as well as the final projected payment). You are required to use the comparable yield and projected payment schedule that we compute in determining your interest accruals in respect of your Note, unless you timely disclose and justify on your federal income tax return the use of a different comparable yield and projected payment schedule.

The comparable yield and projected payment schedule are not provided to you for any purpose other than the determination of your interest accruals in respect of your Note, and we make no representation regarding the amount of contingent payments with respect to your Note.

You will recognize gain or loss upon the sale, exchange, redemption or maturity of your Note in an amount equal to the difference, if any, between the fair market value of the amount you receive at such time and your adjusted basis in your Note. In general, your adjusted basis in your note will equal the amount you paid for your Note, increased by the amount of interest you previously accrued with respect to your Note in accordance with the comparable yield.

Any gain you recognize upon the sale, exchange, redemption or maturity of your Note will be ordinary interest income. Any loss you recognize at such time will be ordinary loss to the extent of interest you included as income in the current or previous taxable years in respect of your note, and thereafter, capital loss.

Backup Withholding and Information Reporting

Please see the discussion “Tax Considerations – United States Taxation – U.S. Holders – Backup Withholding and Information Reporting” in the accompanying prospectus supplement for a description of the applicability of the backup withholding and information reporting rules to payments made on your Note.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We expect that delivery of the Notes will be made against payment on or about July 25, 2005, which will be the ninth business day following the date of this pricing supplement (such settlement cycle being referred to as “T+9”). Under Rule 15c6-1 under the U.S. Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to the trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the date of this pricing supplement of the next succeeding business day will be required, by virtue of the fact that the Notes initially settle in T+9, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisor.

$10,000,000
BARCLAYS BANK PLC
PRINCIPAL PROTECTED NOTES DUE JULY 27, 2015
LINKED TO THE CHANGE IN THE
CONSUMER PRICE INDEX

PRICING SUPPLEMENT

JULY 12, 2005
(TO PROSPECTUS DATED JULY 1, 2002 AND
PROSPECTUS SUPPLEMENT DATED SEPTEMBER 17, 2004)

Barclays Capital